Via Facsimile and U.S. Mail
Mail Stop 6010

June 25, 2008

Mr. David R. Brennan
Chief Executive Officer
AstraZeneca plc
15 Stanhope Gate
London W1K 1LN, England

Re: **AstraZeneca plc**
    Form 20-F for the Fiscal Year Ended December 31, 2007
    Filed March 12, 2008
    File No. 001-11960

Dear Mr. Brennan:

    We have completed our review of your Form 20-F for the year ended December 31, 2007 and have no further comment at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief